North Cove Leisure Club
Regulation Crowdfunding

Goal: $300,000 to $1,070,000
for Membership Units



0%

Funded

Invest
(https://marketplace.vicinitycapital.com/trade/estimatecalculatio

Start date: May 11, 2022
End date: July 31, 2022

01:01

Welcome! We are collecting indications of interest for our planned capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

- Entertainment backed by real estate and land conservation

- Capitalizing on high traffic tourist corridor

- Unique outdoor-focused business secured by multiple revenue streams

- Opportunity to become founding investors in a path towards the largest community-owned outdoor music venue

- Rural Economic Development: Attracting Tourists, Creating Jobs, Lower Bar of Entry, etc.

Overview

The Vision

———

Launching an outdoor recreation and event center in rural Appalachia

The North Cove Leisure Club plans to be the ultimate outdoors lover's playground. Boasting wide open hiking and biking trails, elegant event spaces, and a state-of-the-art disc golf course, North Cove is a destination location for tourists and locals alike. Spanning 157 acres of gorgeous Appalachian land in rural McDowell County, NC, the space is dedicated to celebrating nature, outdoor leisure & recreation. Nestled up against Pisgah National Forest and the Blue Ridge Parkway, North Cove Leisure Club aims to be the hub of a major tourist corridor.

The Site

———

Solid bones, major potential

The property sits in a beautiful location, accessible from major highways and surrounded by a growing local population. It is the perfect combination of untouched natural beauty and carefully crafted features that welcome guests into the heart of the Smoky Mountains.



A large portion of the property is currently occupied by a golf course. While this provides a helpful foundation to build on, North Cove's new design and open access will foster inclusivity and accessibility for the local and regional populations. The new operation will also allow the land and waterways to breathe again and mitigate further contamination from the previous overuse of fertilizers.

The Opportunity

___

Tapping one of America's hottest sports + one of the largest sectors of the economy

North Cove is creating a space that serves both the highly specialized disc golf community and the broader outdoor market.

The great outdoor industry

The outdoor industry is one of the largest sectors of the American economy and continues to grow at a steady rate. According to the Outdoor Economy Annual Industry Report, the outdoor recreation economy generated some whopping big numbers.





The explosion of disc golf

Disc golf is the 2nd fastest growing sport in the United States and the pandemic only increased its meteoric growth. Furthermore, our facility is located only 2 hours from Charlotte, NC which is widely considered the "mecca" of disc golf.







2016   2017   2018   2019   2020   2021

North Cove Social Club has partnered with Innova, the worldwide leader in disc golf, to create the "Augusta National of disc golf." With Innova we'll be building 3 premiere courses and one family beginner course. This partnership has already put our facility on the map as North Cove Leisure Club is now the host of the College Disc Golf National Championships.



North Cove will continue to expand our disc golf offerings as we strive to become the best disc golf facility in America. Our long-term strategy is to become a part of the Disc Golf Pro Tour and host the PDGA World Championships so we are actively working with the DGPT to become a staple on the Pro Tour.



Nearly 70% of disc golf courses are built in public parks or at schools and universities so we are also working with schools in WNC to build the sport of Disc Golf.

The Plan

Capitalizing on the existing infrastructure while adding new elements to draw a diverse crowd

North Cove will transform the existing golf course into a state-of-the-art disc golf course. We'll be utilizing the streams, pathways, and untouched landscape to build trails and walkways.



The addition of these trails will open access to more guests, and expose more visitors to additional revenue opportunities such as event space rentals and disc golf green fees.

Some existing buildings will remain as welcome and utility spaces while others will be repurposed into event spaces and a restaurant, all with the stunning backdrop of the Smoky Mountains.



Drawing from the regional population and the wave of demand for outdoor tourism, there's something for everyone at North Cove. Visitors will have the opportunity to play a round of world-class disc golf, relax along the riverbank, walk or hike along the serene wooded pathways, enjoy a delicious meal and/or drink a local craft beer, or catch one of their favorite

bike along the serene wooded pathways, enjoy a delicious meal and/or drink a local craft beer, or catch one of their favorite artists in our scenic outdoor amphitheater.



(Example rendering, final designs TBD)

These amenities paired with the existing natural beauty will captivate a range of guests, from young families to outdoor enthusiasts to the craft beer crowd.

Timeline

With $1.5 Million already invested and several major milestones accomplished, we're well on our way to completing Phase 1 of our plan.


PLAN IN MOTION: PHASE I
Purchased Golf Course
FEB 21
Restaurant Renovations
APR 21
Open Birdies Restaurant & Bar
APR 22
APR 21
Collegiate National Championship of Disc Golf
MAY 21
Open Disc Disc Golf Courses to Public
NOV 21
Begin Booking Weddings for 2022

This raise will help us polish off Phase 1 then truly begin building with Phase 2. In this phase, we'll be adding visitor

attractions while establishing North Cove as one of the country's premier destinations for disc golf.



Business Model

North Cove will generate revenue from a highly diversified set of income sources. Our plan is to invest in and lean on three key pillars for the bulk of the revenue production with the supporting revenue streams bolstering both the balance sheet and our customers' experience.*

Primary
▶ Restaurant
▶ Venue Rental (mostly weddings)
▶ Green Fees

Secondary
▶ Club Memberships
▶ Pro-shop
▶ Pickleball
▶ Glamping

Target Market

_____

Two target profiles, millions of yearly visitors

North Cove is targeting two customer profiles identified by the Outdoor Industry Association (OIA), The Urban Athlete and the Athleisurist. The OIA defines their customer types via a set of reports, aggregating heaps of industry data from around the country. The Urban Athlete places running, bicycling and fishing in their top 5 activities. North Cove provides all of these with an existing paved path infrastructure and the Catawba River running directly through the premises.

The temperate weather and abundant acreage also supply the perfect environment for our second target OIA profile, the Athleisurist. With no aspiration to participate in intense or extreme activities, The Athleisurist enjoys life's quieter moments in the outdoors, whether alone or with close friends. The spacious campus of North Cove provides plenty of opportunities for anyone to connect with nature and its therapeutic effects.





Investment Summary

With the objective of operating and expanding the North Cove Leisure Club, which consists of 157 acres of Appalachian land in rural McDowell County, North Carolina, the Company is seeking investment from the public.
Use of funds include tiers that will involve a successful capital raise in addition to debt capital:

▶ Tier 1 - $230k - Complete phase I (restaurant, wedding rentals, outdoor games improvements)

▶ Tier 2 - $325k - "Augusta National of Disc Golf" (acquisition of more land and course development)

▶ Tier 3 - $100k - Expand outdoor bar and games

▶ Tier 4 - $522k - RV and tent camping

▶ Tier 5 - $150k - Main building improvements

▶ Tier 6 - $285k - Mountain biking and pickle ball

Sample projections and details of the use of funds and plan are included within the offering documents.

Investor Perk
────

The first **50 investors who commit $10,000 or more** will have the opportunity for **them + a guest to get a private tour** of the North Cove Leisure Club with the founders.

Due Diligence
────



Form Check Completed! Click here to review.
(https://drive.google.com/file/d/1RNfnF9E22xZ10yLZHzI1oYSlTPYZZaVn/view?usp=sharing)

What is it?

A review of disclosures, financials, and all filing information to ensure compliance and consistency with Rule 201 of Regulation CF.

Our People



Kyle Sims,
Co-Founder

North Carolina Native with a passion for Western NC. Focused on providing opportunities to our local communities for healthier and more acti..

Read More



Luke Peniston,
Co-Founder

Luke is passionate about helping others experience the great outdoors and enjoy the mountains he loves. Luke has been a small business owner..

Read More



Incolo,
Business Consultant

Incolo is on a mission to create a level playing field by helping founders build businesses which have a scaling impact on those around them..

Read More

Docs

North Cove Offering Memorandum Download
(https://api.norcapsecurities.com/tapiv3/uploads/8f65158a-302b-4974-a21f-1bebc1995b0e_28316_11565918882.pdf)

Terms Sheet Download
(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/Tm9ydGggQ292ZSBMZWlzdXJlIENsdWI=/kxtl110522014242.pdf)

Sample Projections Download
(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/Tm9ydGggQ292ZSBMZWlzdXJlIENsdWI=/kxtl110522014606.pdf)

Risks

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Risks of Outdoor and Physical Activities.
The Company intends to transform existing real estate into disc golf courses, mountain bike trails, and other outdoor venues, which will incorporate the streams, pathways, and landscape. The plan also includes building trails and walkways as part of the infrastructure of the disc golf courses and mountain bike trails. Customers are expected to walk and hike the trails and walkways to play disc golf and could also access the terrain to enjoy hiking. Physical activity in these outdoor settings includes the inherent risk of injury from accidents or other incidents that could occur while customers are on the premises. Although precautions will be in place, it is possible that customers could suffer injuries and the business could incur liability. If the business incurs significant liability from an injury or other incidents that are not covered by insurance, that could adversely affect the Company's profitability and performance.

The Company's revenue is dependent upon the growth of disc golf.
The Company plans to develop disc golf courses as the central aspect of the business. Disc golf is a fast-growing sport in the United States, but the success of the Company will be dependent on the existence of significant and growing interest by people to play disc golf. If the interest in disc golf were to stop growing or significantly decline, the profits of the Company could be significantly impacted.

The Company's future growth of its operations depends upon its ability to acquire a parcel of real estate for which it does not currently have a contract or an option.
The Company's ability to expand its operations and execute its business plan depends upon its ability to acquire an adjoining parcel of real estate. Although the Company believes it will be able to acquire this parcel at a reasonable price, there is no guarantee that the owner will sell the property to the Company or that the owner will sell the parcel at a price that the Company considers to be desirable. If the owner refuses to sell the property, the growth of the Company may be significantly impacted. If the owner attempts to sell the property to the Company at a price considerably higher than expected, our financial returns may be significantly impacted.

Risks associated with the restaurant industry.
A main source of revenue in the Company will likely come from a restaurant operating on the premises. The restaurant industry is highly competitive and can be materially adversely affected by many factors.

Refer to the offering memorandum for more risk factors and details.

Disclosures

- North Cove Holdings, LLC has filed a Form C with the SEC which can be found here.

- Vicinity will be compensated upon a successful raise at 6% of the total amount raised. Vicinity will also receive securities, the same offered to the public, equal to 2% of the total number of securities sold in the offering.

- There is no cost for investors to invest, though Vicinity will receive a 1% transaction fee on all payments from North Cove Holdings, LLC to investors that will be withheld from the payment to investors.

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